

Mail Stop 7010

August 25, 2008

Mr. Bruce Schmidt
Chief Financial Officer
Health Anti-Aging Lifestyle Options, Inc.
Suite 490-580 Hornby Street
Vancouver, British Columbia
Canada V6C 3B6

      Re: **Health Anti-Aging Lifestyle Options, Inc.**
             Form 10-K/A for the Year Ended December 31, 2007
             File No. 0-50068

Dear Mr. Schmidt:

      We have completed our review of your Form 10-K/A and related filings and have no further comments at this time.

      If you have any questions regarding our review of your filings, you may contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or me at (202) 551-3769.

                  Sincerely,

                  Rufus Decker
                  Accounting Branch Chief